NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

October 19, 2006

VIA EDGAR

Mr. H. Christopher Owings, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporate Finance
One Station Place
701 First Street, N.E.
Washington, D.C. 20002

Re:     Nitches Inc.
           Registration Statement on Form S-1
           File No. 333-136470

Mr. Owings:

           Pursuant to Rule 461 under the Securities Act of 1933, Nitches, Inc, a California corporation (“Nitches”) hereby requests that the effectiveness of Nitches' Registration Statement on Form S-1 (File No. 333-136470), be accelerated to 9:00 a.m. on Tuesday, October 24, 2006, or as soon thereafter as practicable.

           The Registrant acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Nitches from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  Nitches may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer